Exhibit 2.6
DATED JUNE 29, 2007
(1)	DAVID RICHARD PAINTER AND OTHERS

(2)	THE O’GARA GROUP, INC.
SHARE PURCHASE AGREEMENT
relating to the acquisition of the entire issued share capital of
Security Support Solutions Limited

THIS AGREEMENT is made on	2007
BETWEEN:
(1)	THE SEVERAL PERSONS whose names and addresses are set out in Schedule 1 (the “Sellers”); and

(2)	THE O’GARA GROUP, INC. an Ohio Corporation whose principal office is at 7870 East Kemper Road, Suite 460, Cincinnati, Ohio 45249 (the “Buyer”).
RECITALS:
(A)	The Company has an issued share capital of £200 divided into 200 Ordinary Shares.

(B)	Further particulars of the Company at the date of this agreement are set out in Schedule 2.

(C)	The Sellers are the legal and beneficial owners of, or are otherwise able to procure the transfer of, the legal and beneficial title to the number of Sale Shares set out opposite their respective names in Column 2 of Schedule 1 comprising in aggregate the whole of the issued share capital of the Company.

(D)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms of this agreement.
IT IS AGREED as follows:
1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

“3S 2007/2008 Pre-Tax Profits”	means the Pre-Tax Profits of the Company in respect of the First Earn Out Period as agreed or finally determined in accordance with the provisions of Schedule 10;

“3S 2008/2009 Pre-Tax Profits”	means any Pre-Tax Profits of the Company in respect of the Second Earn Out Period, as agreed or finally determined in accordance with the provisions of Schedule 10;

“Accounts”	means the audited financial statements of the Company as at and to the Accounts Date, including the balance sheet, profit and loss account together with the notes thereon, the cash flow statement and the auditor’s and Directors’ reports (copies of which are attached to the Disclosure Letter);

“Accounts Date”	means 31 December 2005;

“ANH Loans”	means the loans made by the Company to Al Nisser Holdings Limited;

“Bid/Offer Spread”	means the average of the closing bid price and the closing offer price per share quoted on any Recognised Stock Exchange on which any

Consideration Shares are listed on any particular trading day;

“Budget”	means:

(a) for the Financial Year ending 31 December 2007, the budget in the agreed form (as amended from time to time with the consent of the Buyer and the Sellers’ Representative); and

(b) for each Financial Year thereafter, the budget prepared and agreed in accordance with paragraph 10 of Schedule 12;

“Business”	means the businesses of the Company carried on as at the date of this agreement, including the sales, leasing and service of armoured military and commercial vehicles;

“Business Day”	means a day (other than a Saturday, Sunday, UK public holiday or a US public holiday) when banks in the City of London are open for business;

“Buyer’s Solicitors”	means Lawrence Graham LLP, 4 More London Riverside, London SE1 2AU;

“CAA 2001”	means the Capital Allowances Act 2001;

“Claim”	means a claim by the Buyer for a breach of any of the Warranties;

“Common Stock”	the common stock of no par value of the Buyer, having the rights set out in the TOG Articles;

“Company”	means Security Support Solutions Limited, a company incorporated and registered in England and Wales with company number 4744575 whose registered office is at The Old Barn, The Brewer Street Dairy Business Park, Brewer Street, Bletchingley, Surrey RH1 4QP, United Kingdom, further details of which are set out in Schedule 2;

“Companies Acts”	means the Companies Act 1985 and the Companies Act 1989;

“Completion”	means completion of the sale and purchase of the Sale Shares in accordance with this agreement;

“Completion Date”	the date of this agreement;

“Connected”	in relation to a person, has the meaning given in section 839 of the ICTA 1988;

“Consideration”	means the consideration for the Sale Shares to be paid by the Buyer to the Sellers as set out in clause 3.1;

“Consideration Shares”	means, where there is an issue of shares by the Buyer under this agreement:

(a) prior to an IPO, TOG Preferred Shares; or

(b) on or after an IPO, the Common Stock,

in either case, issued credited as fully paid pursuant to this agreement;

“Consultants”	means the persons listed in Part 2 of Schedule 15;

“Control”	means, in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires Control of it;

“Deferred Cash Payment”	has the meaning given in clause 3.4.3;

“Deferred Consideration”	means the deferred consideration as defined in clause 3.1.2;

“Deferred Consideration Payment Date”	means the date falling 10 Business Days after agreement or final determination of the 3S 2007/2008 Pre-Tax Profits;

“Deferred Consideration Shares”	means the number of Consideration Shares having an aggregate value of up to $2,765,004, calculated by reference to the Price at the date on which they are to be issued, and which are to be issued credited as fully paid and, save as set out in this agreement or in any documents entered into pursuant to this agreement, free from all Encumbrances pursuant to clause 3.1.2;

“Directors’ Loans”	means loans made by the Company to David Painter and Lee Wares totalling £255,000;

“Disclosed”	means fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter;

“Disclosure Letter”	means the letter from the Sellers’ Solicitors to the Buyer with the same date as this agreement that is described as the disclosure letter, including the bundle of documents attached to it (the “Disclosure Bundle”);

“Earn Out Consideration”	means the earn out consideration as defined in clause 3.1.3;

“Earn Out Period”	means one or other or both of the First Earn Out Period and the Second Earn Out Period, as the context requires;

“Employees”	means the employees of the Company listed in Part 1 of Schedule 15;

“Encumbrance”	means any interest or equity of any third party (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, title, retention or any other security agreement or arrangement;

“Escrow Consideration Shares”	means 18,722 TOG Preferred Shares, having an aggregate value of $2,225,064.77 at a price of $118.8476 per TOG Preferred Share and which are to be issued credited as fully paid pursuant to clause 3.2.2, or such lesser number of TOG Preferred Shares as may be determined in accordance with the provisions of Schedule 14;

“Escrow Letter”	has the meaning given in Schedule 14;

“Event”	has the meaning given in Schedule 5;

“Financial Year”	means, in any year, the period commencing on 1 January and ending on 31 December (both dates inclusive);

“First Earn Out Period”	means the 12 month period starting on the first day of the month immediately following the Completion Date;

“FSMA”	means the Financial Services and Markets Act 2000;

“Group”	means in relation to a company (wherever incorporated), that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a Group is a “member of the Group”.

Unless the context requires otherwise, the

application of the definition of Group to any company at any time will apply to the company as it is at that time;

“ICTA 1988”	means the Income and Corporation Taxes Act 1988;

“IHTA 1984”	means the Inheritance Tax Act 1984;

“Initial Consideration”	means the initial consideration as defined in clause 3.1.1;

“Intellectual Property Rights”	has the meaning given in paragraph 20.1 of Part 1 of Schedule 4;

“IPO”	means a registered public offering of Common Stock pursuant to an effective registration statement under the Securities Act and the rules and regulations promulgated thereunder resulting in gross proceeds to the Buyer of not less than $25,000,000;

“Management Accounts”	means the unaudited balance sheet and the unaudited profit and loss account of the Company (including any notes thereon) for the period of 12 months ended 31 December 2006 (a copy of which is attached to the Disclosure Letter);

“Management Sellers”	means David Painter and Lee Wares;

“Michael Grunberg Debt”	means the debt of £100,800 owed by the Company to Michael Grunberg;

“Notice of Claim”	means a notice in writing of a Claim, given by the Buyer to any of the Sellers, specifying in reasonable detail all material aspects of the Claim of which the Buyer is aware, including the Buyer’s bona fide estimate of the amount of the Claim;

“Ordinary Shares”	means ordinary shares of £1 each in the capital of the Company;

“Pension Scheme”	means the Security Support Solutions Limited Pension Fund established with effect from 28 July 2005 and which is registered under Chapter 2 Part 4 of the Finance Act 2004;

“Planning Acts”	the “Consolidating Acts” as defined in the Planning (Consequential Provisions) Act 1990 and any other legislation relating to town and country planning in force from time to time;

“Pre-Tax Profits”	has the meaning given in Schedule 10;

“Price”	means:

(a) prior to an IPO, the price per Deferred Consideration Share shall be the same price at which a third party has most recently made a bona fide acquisition of or subscription for TOG Preferred Shares on arm’s length terms, or, if requested by the Sellers’ Representative or the Buyer, shall be the price per Deferred Consideration Share as at the date of issue as shall be determined by a mutually acceptable business appraiser (whose fee shall be split, with 50% of such fee being paid by the Sellers and 50% of such fee being paid by the Buyer); or

(b)  on or after an IPO, the average of the Bid/Offer Spread during the 10 trading days prior to the date on which the price of any Deferred Consideration Shares issued pursuant to this agreement is to be determined;

“Promissory Notes”	means the Series A Loan Note, the Series B Loan Note and the Series C Loan Note or any one or both of them;

“Property”	means the property short particulars of which are set out in Schedule 8 and includes any part or parts thereof;

“Recognised Stock Exchange”	means any national securities exchange based in the United States of America on which the Common Stock is listed following an IPO;

“Sale Shares”	means the 200 Ordinary Shares, all of which have been issued and are fully paid;

“Second Earn Out Period”	means the 12 month period immediately following the end of the First Earn Out Period;

“Securities Act”	means the US Securities Act of 1933;

“Sellers’ Representative”	means Mr David Painter or such other of the Sellers as shall be notified to the Buyer by the unanimous agreement of the Sellers;

“Sellers’ Security Obligations”	means those security, guarantees and indemnities given by or binding upon the Sellers in relation to any debt or obligation of the Company listed in Schedule 13;

“Sellers’ Solicitors”	means Hunton & Williams of 30 St. Mary Axe, London EC3A 8EP;

“Series A Loan Note”	means the series A loan note in the agreed form to be issued by the Buyer having the nominal value as set out in clause 3.4.3, as may be adjusted pursuant to clause 3.7, which shall bear interest at 6% per annum;

“Series B Loan Note”	means the series B loan note in the agreed form to be issued by the Buyer with a nominal value as determined in Schedule 9, which shall bear interest at 6% per annum;

“Series C Loan Note”	means the series C loan note in the agreed form to be issued by the Buyer with a nominal value as determined in Schedule 9, which shall bear interest at 6% per annum;

“Stakeholder Scheme”	means the Friends Provident Pensions Limited Stakeholder Pension Scheme;

“Subsidiary”	in relation to a company wherever incorporated (a holding company) means a “subsidiary” as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company.

Unless the context requires otherwise, the application of the definition of Subsidiary to any company at any time will apply to the company as it is at that time;

“Substantiated Claim”	means a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal;

“Sunrise”	means Sunrise Limited, a company registered in Guernsey under company number 3553 whose registered office is at Suite C3, Hirzel Court, St Peter Port, Guernsey GY1 2NL;

“Sunrise Warranties”	means the Warranties given by Sunrise pursuant to clause 5.1;

“Tax” or “Taxation”	has the meaning given in Schedule 5;

“Tax Claim”	has the meaning given in Schedule 5;

“Tax Covenant”	means the tax covenant as set out in Schedule 5;

“Tax Warranties”	means the Warranties in Part 2 of Schedule 4;

“Taxation Authority”	has the meaning given in Schedule 5;

“Taxation Statute”	has the meaning given in Schedule 5;

“TCGA 1992”	means the Taxation of Chargeable Gains Act 1992;

“TMA 1970”	means the Taxes Management Act 1970;

“TOG Articles”	means the Third Amended and Restated Articles of Incorporation of the Buyer, as further amended and/or restated from time to time in accordance with their terms;

“TOG Joinder Agreement”	means the agreement to be signed by each of the Sellers on Completion pursuant to which each of the Sellers will be joined as additional parties to the TOG Shareholders Agreement;

“TOG Preferred Shares”	means the New Class A 3% Participating Cumulative Preferred Stock of no par value per share of the Buyer having the rights set out in the TOG Articles and the TOG Shareholders Agreement, and any series of such class;

“TOG Shareholders Agreement”	means the second amended and restated shareholders agreement between the Buyer and the shareholders of the Buyer dated 14 July 2006;

“Transaction”	means the transaction contemplated by this agreement or any part of that transaction;

“Transaction Documents”	means those documents listed in Schedule 11, and any other documents relating to the Transaction, to be entered into on or before Completion;

“US$” or “$”	means the lawful currency of the United States of America;

“VATA 1994”	means the Value Added Tax Act 1994;

“Warranties”	means the warranties in clause 5 and Schedule 4; and

“£”	means the lawful currency of the United Kingdom.
1.2	Clause and schedule headings do not affect the interpretation of this agreement.

1.3	A person includes a corporate or unincorporated body.

1.4	References to a person include that person’s successors and assigns.

1.5	Words in the singular include the plural and in the plural include the singular.

1.6	A reference to one gender includes a reference to every gender.

1.7	A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it, save to the extent that any such amendment, extension or re-enactment which takes effect after the date of this agreement would impose any new or extended obligation or liability on, or otherwise adversely affect the rights of, any party.

1.8	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.9	Writing or written includes faxes but not e-mail.

1.10	Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.11	References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.12	Unless otherwise expressly provided, the obligations and liabilities of the Sellers under this agreement are joint and several.

1.13	Reference to this agreement include this agreement as amended or varied in accordance with its terms.

2.	SALE AND PURCHASE AND WAIVER OF PRE-EMPTION RIGHTS

2.1	On the terms of this agreement, with effect from Completion, the Sellers shall sell, and the Buyer shall buy, the Sale Shares with full title guarantee free from all Encumbrances and together with all rights that attach to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

2.2	Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on him under the articles of association of the Company or otherwise and shall, before Completion, procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this agreement.

3.	CONSIDERATION

3.1	The consideration for the sale and purchase of the Sale Shares shall comprise:
3.1.1	an initial consideration of $2,975,000 (the “Initial Consideration”), to be satisfied in accordance with clause 3.2;

3.1.2	deferred consideration calculated in accordance with the following formula:

DC = 4.42 x MPTP

where:

DC = the Deferred Consideration expressed in US Dollars

MPTP = such amount of the 3S 2007/2008 Pre-Tax Profits as is in excess of $1,000,000, expressed in US Dollars

(the “Deferred Consideration”), to be determined and satisfied in accordance with clauses 3.4 to 3.6, provided always that the Deferred Consideration shall be no greater than $7,515,000, notwithstanding that the 3S 2007/2008 Pre-Tax Profits may be greater than $2,700,000; and

3.1.3	earn out consideration (the “Earn Out Consideration”), to be determined and satisfied in accordance with clause 3.11 and Schedule 9.
3.2	The Initial Consideration shall be satisfied as follows:
3.2.1	the payment of $749,935.23 in cash by the Buyer to the Sellers on Completion in accordance with clause 4.3.1; and

3.2.2	the issue by the Buyer to the Sellers of the Escrow Consideration Shares on Completion in accordance with clause 4.3.2, to be held in escrow subject to the terms of Schedule 14.
3.3	The Initial Consideration shall be reduced by 50% in the event that the 3S 2007/2008 Pre-Tax Profits are less than $1,000,000, such reduction to be effected by the surrender by the Sellers of their entitlement to receive Escrow Consideration Shares in accordance with paragraph 4.1 of Schedule 14. In the event that the number of Escrow Consideration Shares multiplied by $118.8476 amounts to less than 50% of the Initial Consideration, then, subject to the limits on overall liability contained in clause 6.5, the Sellers shall pay to the Buyer an amount of cash equal to any such shortfall.

3.4	The Deferred Consideration, calculated by reference to the 3S 2007/2008 Pre-Tax Profits, shall be satisfied as follows:
3.4.1	the first $499,996 shall be satisfied by the payment in cash by the Buyer to the Sellers on the Deferred Consideration Payment Date;

3.4.2	the next $2,765,004 (or part thereof) shall be satisfied by the issue on the Deferred Consideration Payment Date by the Buyer to the Sellers of the Deferred Consideration Shares; and

3.4.3	the balance (if any) shall be satisfied by the payment in cash by the Buyer of US Dollars on the Deferred Consideration Payment Date and the issue on the Deferred Consideration Payment Date by the Buyer to the Sellers of the Series A Loan Note, in the proportion of 1.25 to 3 between the cash and the Series A Loan Note.
3.5	At any time following Completion and before the Deferred Consideration Payment Date, if the Buyer is reasonably satisfied, on the basis of management accounts of the Company, that the Company will generate Pre-Tax Profits of $2,700,000 or more in the First Earn Out Period, it will issue the Deferred Consideration Shares to the Sellers in complete satisfaction of its obligation to issue such shares pursuant to clause 3.4.2 (the “Interim Payment”).

3.6	If the Buyer issues the Deferred Consideration Shares pursuant to clause 3.5, then:
3.6.1	it shall retain certificates in respect of any such shares pending final determination of the 3S 2007/2008 Pre-Tax Profits; and

3.6.2	each of the Sellers shall be required to deliver stock powers in the agreed form executed by each of the Sellers in respect of such Deferred Consideration Shares.
3.7	If the Buyer has made an Interim Payment, and if the amount of the 3S 2007/2008 Pre-Tax Profits is less than $2,700,000 (the amount by which the 3S 2007/2008 Pre-Tax Profits is less than $2,700,000 being the “Interim Shortfall Amount”), then the nominal value of the Series A Loan Note which would otherwise have been issued pursuant to clause 3.4.3 shall be decreased by an amount equal to the Interim Shortfall Amount multiplied by 4.42.

3.8	If the Buyer has made an Interim Payment, and if the Interim Shortfall Amount multiplied by 4.42 exceeds the nominal value of the aggregate of the Series A Loan Note which would otherwise have been issued pursuant to clause 3.4.3 (the amount of such excess being the “Excess Amount”), then the Sellers shall relinquish all rights, entitlements and economic benefits in and shall transfer to the Buyer or to such other person as the Buyer may direct such number of Deferred Consideration Shares in respect of which the Buyer has retained certificates pursuant to clause 3.6.1 as is equal to the Excess Amount, on the basis that the price per Deferred Consideration Share is the same as the price at which they were issued pursuant to clause 3.5.

3.9	If there is an IPO prior to the date on which the Series A Loan Note is due to be issued, then, instead of issuing the Series A Loan Note, the Buyer shall pay to the Sellers an amount in cash equal to what the nominal value of the Series A Loan Note would have been if it had been issued.

3.10	The 3S 2007/2008 Pre-Tax Profits shall be calculated in accordance with the provisions of Schedule 10.

3.11	The Earn Out Consideration shall be calculated and paid in accordance with the provisions of Schedule 9.

3.12	Within 14 days of any issue of Deferred Consideration Shares and/or Promissory Notes the Management Sellers shall enter into a joint election with the Company pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 in respect of any such Deferred Consideration Shares and/or Promissory Notes.

3.13	The Buyer shall not be concerned as to the division of the Consideration between the Sellers. Receipt by the Sellers’ Solicitors of any cash payments which may be paid to the Sellers shall be absolute discharge thereof. The Sellers shall procure that the Sellers’ Solicitors shall notify the Buyer in writing at least five Business Days before any issue of Consideration Shares and any issue of Promissory Notes of the number of such Consideration Shares and/or Promissory Notes to be issued to the Sellers based on their proportionate entitlement, and the Buyer shall not be obliged to issue any Consideration Shares and/or Promissory Notes until it has received such written notification. Issue by the Buyer of any Consideration Shares and any Promissory Notes in accordance with such written notification shall be absolute discharge of the Buyer’s obligation to issue Consideration Shares and Promissory Notes pursuant to this agreement.

4.	COMPLETION

4.1	Completion shall take place on the Completion Date at the offices of the Buyer’s Solicitors at 2.00 pm or at any other place or time as agreed in writing by the Sellers’ Representative and the Buyer.

4.2	At Completion the Sellers shall:
4.2.1	deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 3; and

4.2.2	procure that a board meeting of the Company is held at which the matters identified in Part 2 of Schedule 3 are carried out.

4.3	Subject to the performance by the Sellers of their obligations in accordance with the foregoing provisions of this clause 4 the Buyer shall:
4.3.1	pay or cause to be paid to the Sellers’ Solicitors (whose receipt shall be a sufficient discharge therefor) the sum of $749,935.23 by way of telegraphic transfer;

4.3.2	allot and issue the Escrow Consideration Shares to the Sellers in the respective amounts as notified by the Sellers’ Representative to the Buyer, to be held in escrow subject to the terms of Schedule 14; and

4.3.3	pay or cause to be paid to the Company the sum of £255,000 in repayment of the Directors’ Loans (or its US$ equivalent).
4.4	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

4.5	If the Sellers do not comply with clause 4.2 in any material respect, the Buyer may, without prejudice to any other rights it has:
4.5.1	proceed to Completion; or

4.5.2	defer Completion to a date no more than 28 days after the date on which Completion would otherwise have taken place; or

4.5.3	terminate this agreement.
4.6	The Buyer may defer Completion under clause 4.5 only once, but otherwise this clause 4 applies to a Completion deferred under that clause as it applies to a Completion that has not been deferred.

4.7	As soon as possible after Completion the Sellers’ Representative shall send to the Buyer (at the Buyer’s registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company not required to be delivered at Completion and which are not kept at the Property.

4.8	Immediately following Completion the Buyer shall procure that the Company repays the Michael Grunberg Debt.

4.9	On or after Completion:
4.9.1	the Buyer shall use all reasonable endeavours to procure the written release of all of the Sellers’ Security Obligations; and

4.9.2	to the extent that all or any of the Sellers’ Security Obligations are not released at Completion, the Buyer shall use all reasonable endeavours to procure that written releases are given as soon as practicable after Completion and, pending releases being given, the Buyer shall indemnify and keep indemnified the Sellers from and against all losses, costs, expenses and liabilities incurred or suffered by any of them in connection with any such Sellers’ Security Obligations.
4.10	As soon as practicable after Completion each of the Sellers and the Buyer shall agree and execute a registration rights agreement in respect of the Escrow Consideration Shares.

4.11	If, on the date falling 24 months after Completion, there remain any amounts outstanding from Al Nisser Holdings Limited to the Company under the ANH Loans, then the Management Sellers shall purchase, and the Buyer shall procure that the Company shall sell by way of assignment to the Management Sellers all of the right, title, interest and benefit of any causes and rights of action that the Company might have against Al Nisser Holdings Limited arising in connection with the ANH Loans. The consideration payable by the Management Sellers to the Company for such assignment shall be an amount equal to 66% of the amounts then outstanding under the ANH Loans.

5.	WARRANTIES

5.1	Sunrise warrants to the Buyer in respect of itself and the Shares owned by it that each warranty contained in paragraphs 1.1, 1.2, 1.3, 2.2 and 2.3 of Part 1 of Schedule 4 is true, accurate and not misleading on the date of this agreement except as Disclosed.

5.2	The Management Sellers jointly and severally warrant to the Buyer that each Warranty is true, accurate and not misleading on the date of this agreement except as Disclosed.

5.3	Warranties qualified by the expression “so far as the Sellers are aware” (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of the Sellers after they have made all reasonable enquiries.

5.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

5.5	Except for the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or made on its behalf), shall prejudice or prevent any Claim or reduce any amount recoverable thereunder. The Buyer confirms that as at the Completion Date it does not have any actual knowledge of any information which might give rise to a Claim.

5.6	The Sellers agree that any information supplied by the Company or by or on behalf of any of the employees, directors, agents or officers of the Company (“Officers”) to the Sellers or their advisers in connection with the Warranties, the information Disclosed in the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers, and the Sellers hereby undertake to the Buyer and to the Company and each Officer that they waive any and all claims which they might otherwise have against any of them in respect of such claims.

6.	LIMITATIONS ON CLAIMS

6.1	A Claim is connected with another Claim or Substantiated Claim if they both arise out of the occurrence of the same event or relate to the same subject matter.

6.2	This clause limits the liability of the Sellers in relation to any Claim.

6.3	The maximum liability of Sunrise for all Substantiated Claims in respect of the Sunrise Warranties when taken together shall not exceed $401,625.

6.4	In the event that the 3S 2007/2008 Pre-Tax Profits are equal to or greater than $1,000,000, the maximum liability of each Management Seller for all Substantiated Claims when taken together shall not exceed the amount set out opposite his name in column (2) of the table below, and the Buyer may only recover from each Management Seller such proportion of any Substantiated Claim as is set out opposite his name in column (3) of the table below.

(1)	(2)	(3)
Management Seller’s name	Total liability	Claim proportion
David Painter	£850,850	57.2%
Lee Wares	£636,650	42.8%
6.5	In the event that the 3S 2007/2008 Pre-Tax Profits are less than $1,000,000, the maximum liability of:
6.5.1	Sunrise for all Substantiated Claims in respect of the Sunrise Warranties pursuant to clause 6.3 shall be increased by an amount equal to 13.5% of 50% of the amount by which the 3S 2008/2009 Pre-Tax Profits are equal to or greater than $4,500,000 and less than $7,500,000; and

6.5.2	each Management Seller for all Substantiated Claims pursuant to clause 6.4 shall be increased, pro rata to the proportions set out in column (3) of the table in clause 6.4, by an amount equal to 50% of the amount by which the 3S 2008/2009 Pre-Tax Profits are equal to or greater than $4,500,000 and less than $7,500,000.
6.6	The Sellers shall not be liable for a Claim unless:
6.6.1	the amount of a Substantiated Claim, or of a series of connected Substantiated Claims of which that Substantiated Claim is one, exceeds £8,750; and

6.6.2	the amount of all Substantiated Claims that are not excluded under clause 6.6.1 when taken together exceeds £20,000 in which case the whole amount (and not just the amount by which the limit in this clause 6.6.2 is exceeded) is recoverable by the Buyer.
6.7	The Sellers are not liable for any Claim to the extent that the Claim:
6.7.1	relates to matters Disclosed; or

6.7.2	relates to any matter specifically and fully provided for in the Accounts.
6.8	The Sellers are not liable for a Claim unless the Buyer has given the Sellers a Notice of Claim:
6.8.1	in the case of a claim made under the Tax Warranties, within the period of seven years beginning with the Completion Date; and

6.8.2	in any other case, within the period of 18 months beginning with the Completion Date.
6.9	Nothing in this clause 6 applies to a Claim which is caused by the fraud or wilful concealment by the Sellers.

6.10	The Sellers shall not plead the Limitation Act 1980 in respect of any claims made under the Tax Warranties or Tax Covenant up to seven years after the Completion Date.

6.11	Any Claim, if not previously satisfied, settled, waived or withdrawn, shall be deemed to have been withdrawn and shall become fully barred and unenforceable unless legal proceedings in respect of it have been commenced by being both issued and served within six months of the date on which Notice of Claim in respect of that Claim was given to the Sellers in accordance with clause 6.8.

6.12	The Sellers shall not be liable for any Claim:
6.12.1	in respect of any liability which is contingent, future or unascertainable unless and until such contingent, future or unascertainable liability becomes an actual liability (provided always that this occurs within the relevant time period set out in clause 6.8);

6.12.2	to the extent that the Claim is wholly or partly attributable to:
(a)	any voluntary act, omission or transaction occurring at the written request or written direction of the Buyer before Completion, or which was expressly authorised by this agreement; or

(b)	any voluntary act, omission or transaction of the Buyer or the Company or any person Connected with any of them or any of their respective directors, employees or agents on or after Completion otherwise than in the ordinary course of business of the Company as carried on prior to Completion; or

(c)	after the date of this agreement, the passing or coming into force of or any change in any enactment, law, rule, regulation, directive, requirement, interpretation of the law or practice of any government, governmental department, agency or regulatory body (whether or not having retrospective effect) or the making of any judgment;

(d)	to the extent that the liability would not have arisen but for a change in the accounting bases, policy or practice of, or the date to which accounts are prepared by, the Buyer or the Company introduced or having effect after Completion;
6.12.3	The Sellers shall not be liable for any Claim to the extent that:
(a)	the Claim would not have arisen, or would have been reduced or eliminated, but for any claim, election, surrender or disclaimer made or notice or consent given or any other thing done after Completion (other than one the making, giving or doing of which was taken into account in computing a provision for deferred Tax in the Accounts by the Buyer or the Company or any person Connected with any of them);

(b)	the Claim would not have arisen, or would have been reduced, but for any change in the nature or conduct, transfer, winding up or cessation after Completion of all or part of any trade or business carried on by the Company or the Buyer;

(c)	the Claim results from or is increased by:

(i)	a change after Completion in Taxation policy or practice (including the method of submission of Tax returns or the length of accounting period for Tax purposes) of the Company;

(ii)	any changes in the rate of Taxation in force at the date of this Agreement or any change by the relevant Tax Authority in the method of applying or calculating the rate of Taxation after the date of this agreement or any imposition of Taxation after the date of this agreement; or

(iii)	the withdrawal after the date of this agreement of any relief from Taxation or of any concession or practice previously made or followed by a Tax Authority, in each case, whether or not purporting to be effective retrospectively in whole or in part;

(d)	there are available to the Company any reliefs, rights of repayment or similar rights or claims to set against or otherwise mitigate any liability arising from any Claim relating to Taxation and such reliefs, rights of repayment or similar rights or claims arose prior to Completion and were not treated as assets in the Accounts (whether or not the Company chooses to take advantage of the same);

(e)	the matter giving rise to the Claim is a Tax liability of the Company arising as a consequence of an event that has occurred since the Accounts Date and before Completion in the ordinary course of business of the Company and is not an interest, penalty, surcharge or fine in connection with Tax; or

(f)	to the extent that the matter giving rise to the Claim is a liability for Tax that has been paid or discharged on or before Completion.
6.13	If, before the Sellers pay an amount in discharge of any Claim, the Buyer or the Company recovers or is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party any amount in respect of any matter giving rise to the Claim, the Buyer shall take all reasonable steps (or procure that all reasonable steps are taken) to enforce recovery of such amount insofar as such steps shall not be damaging to the business of the Buyer or the Company. If any amounts are recovered from such third party, the amount of the Claim against the Sellers shall be reduced by the amount recovered (less all costs and expenses incurred in effecting any such recovery not recoverable from any third party).

6.14	If the Sellers make any payment to or for the benefit of the Buyer in respect of a Claim and the Buyer or the Company or any of its Subsidiaries subsequently recovers or becomes entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party any amount which is referable to any part of the loss for which payment was made by the Sellers, or the Buyer otherwise mitigates its loss, the Buyer shall forthwith repay or procure the repayment to the Sellers of so much of the amount paid by the Sellers to or for the benefit of the Buyer as does not exceed the amount recovered (or entitled to be recovered) or the amount mitigated

(less all costs and expenses incurred in effecting any such recovery or mitigation not recoverable from any third party).

6.15	The liability of the Sellers in respect of any Claim shall be reduced to the extent that the Company or any of its Subsidiaries or the Buyer are indemnified by any policy of insurance in respect of the matter giving rise to such Claim (less all costs and expenses incurred by the Company or any of its Subsidiaries or the Buyer in recovering such sum from their insurers).

6.16	Neither the Buyer nor the Company nor any of its Subsidiaries shall be entitled to recover more than once between them in respect of any matter giving rise to a Claim.

6.17	The Sellers shall not be liable in respect of any Claim to the extent that it would not have arisen, or could reasonably have been expected to be reduced or mitigated, as a consequence of any action or inaction which it would have been reasonable for the Buyer and/or the Company to have taken upon becoming aware of the potential Claim in order to reduce or mitigate any loss arising in respect of the matter giving rise to the Claim.

6.18	The liability of the Sellers in respect of a Claim shall be reduced or extinguished by an amount equal to:
6.18.1	the amount (if any) by which any Taxation for which the Buyer or the Company would otherwise have been accountable or liable to be assessed is reduced or extinguished as a result of the matter giving rise to the Claim or of any repayment of Taxation attributable to the matter giving rise to the Claim;

6.18.2	the amount by which any provision for any liability (actual or contingent) contained in the Accounts proves to have been an overprovision; or

6.18.3	any amount which is received by the Buyer or the Company after Completion which had previously been written off as irrecoverable in the Accounts.
6.19	Any payment made by the Sellers in respect of a Claim shall be deemed (so far as possible) to be a reduction in the Consideration.

6.20	Any amount which has been agreed or determined to be owing by any of the Sellers to the Buyer pursuant to a Substantiated Claim or pursuant to a Final Determination of an Outstanding Claim (as such terms are defined in Schedule 14) shall first be satisfied by the surrender of Escrow Consideration Shares and/or the waiver of the right to receive Escrow Cash in accordance with the provisions of Schedule 14.

6.21	To the extent that any amount which has been agreed or determined to be owing by any of the Sellers to the Buyer pursuant to a Substantiated Claim or pursuant to a Final Determination of an Outstanding Claim (as such terms are defined in Schedule 14) has not been satisfied pursuant to clause 6.20 and Schedule 14 (the “Claim Balance”):
6.21.1	if the Claim Balance is payable before the issue of the Series A Loan Note, then the nominal value of the Series A Loan Note to be issued shall be decreased by an amount equal to the Claim Balance; or

6.21.2	if the Claim Balance is payable after the issue of the Series A Loan Note but before any amounts have been paid to the Sellers under the Series

A Loan Note, then the Buyer shall have the right to deduct from the monies due to be paid such amount as equal to the Claim Balance.
6.22	If the amount of the Claim Balance exceeds the amounts to be paid under the Series A Loan Note (to the extent that it does so, such amount shall be a “Claim Excess”), then nothing in clause 6.20 or 6.21 shall prejudice the rights and remedies available to the Buyer under this agreement or otherwise against the Sellers in respect of the Claim Excess.

7.	TAX COVENANT

The provisions of Schedule 5 apply in this agreement.

8.	INDEMNITIES

8.1	The Management Sellers undertake to indemnify, and to keep indemnified, the Buyer and the Company against all losses or liabilities (including, without limitation, any direct or indirect consequential losses, loss of profit and loss of reputation, damages, claims, demands, proceedings, penalties, reasonable and properly incurred costs, expenses, legal and other professional fees and costs) which are suffered or incurred by either of them and which arise directly or indirectly in connection with the following matters:
8.1.1	any failure by the Company to register as a “data controller” with the Information Commissioner’s Office under the Data Protection Act 1998;

8.1.2	any grievance or claim initiated by any person or party who is not an Employee or Consultant, on the basis that, or relating to the proposition that the person or party is or was, or is or was alleged to be or have been, providing services to the Company pursuant to or in connection with a contract of service or a contract for services at any time prior to Completion;

8.1.3	any grievance or claim by any Employee or other individual relating to a failure by the Company, at any time prior to Completion, to comply with section 1 of the Employment Rights Act 1996;

8.1.4	any claim arising out of any action, conduct or arrangement of, or with, the Company in respect of the employment by the Company of Tamson Russell;

8.1.5	the failure by the Company to file the Accounts by the due date for filing;

8.1.6	any breaches by the Company and/or any of the Sellers of Chapter VI of Part V of the Companies Act 1985 in respect of the Transaction or in respect of the proposed investment in New Century Consulting Limited and the proposed acquisition of Al Nisser Holdings Limited, and Part X of the Companies Act 1985 in respect of the Directors’ Loans;

8.1.7	the extent to which the Directors’ Loans are greater than £255,000; and

8.1.8	the extent to which the amount payable by the Company in respect of costs relating to the Transaction exceeds £89,875.
8.2	Any payment made in respect of a claim under this clause 8 shall include:
8.2.1	an amount in respect of all reasonable and properly incurred costs and expenses incurred by the Buyer or the Company in relation to the bringing of the claim (including a reasonable amount in respect of management time); and

8.2.2	any amount necessary to ensure that, after any Taxation of the payment, the Buyer is left with the same amount it would have had if the payment was not subject to Taxation.
8.3	The provisions of clauses 6.4 or 6.5 and 6.8.2 shall apply in respect of any claim under or pursuant to the indemnities contained in clauses 8.1.1 to 8.1.5 only (and for the avoidance of doubt any liability pursuant to clauses 8.1.1 to 8.1.5 shall be included in, and not in addition to, the limitation on liability set out in clauses 6.4 or 6.5) as if references in such clauses to a “Claim” included a claim under those indemnities (and, for the avoidance of doubt, the provisions of clauses 6.4 and 6.8.2 shall not apply to the indemnities contained in clauses 8.1.6 to 8.1.8).

9.	COMPLIANCE WITH US SECURITIES LAW

9.1	The Sellers acknowledge that the Consideration Shares have not been registered under the Securities Act, or under the securities law of any US state, and that the issuance of the Consideration Shares is being made in reliance upon and in compliance with an exemption from registration provided by the Securities Act.

9.2	The Consideration Shares are being issued for the Sellers’ own account and for investment and not with a view to or for resale in connection with any distribution or public offering of the Consideration Shares within the meaning of the Securities Act and the Sellers have no agreement, understanding or arrangement to sell, assign or transfer any portion of the Consideration Shares to any other person or entity.

9.3	The Sellers have such knowledge and experience in financial and business matters that the Sellers are capable of evaluating the merits and risks of the purchase of the Consideration Shares.

9.4	All documents, records, and books pertaining to the Buyer and the issue of the Consideration Shares have been made and are available to the Sellers and their advisers, and the Sellers have had an opportunity to ask questions of and receive answers from all persons related to the Buyer concerning the Buyer and the Consideration Shares.

9.5	Neither the Buyer nor any person acting on its behalf has offered or sold the Consideration Shares to the Sellers by, or used in connection with such offer or sale, any form of general solicitation or general advertising, including without limitation, any hand bills or any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

9.6	As far as the Sellers are aware, no commission, discount, or remuneration (excluding any legal, accounting, and printing fees) has been paid or given directly or indirectly in connection with the offer or sale of the Consideration Shares or for soliciting the Sellers to accept the Consideration Shares.

9.7	The Sellers will not offer, sell, transfer, assign, exchange or otherwise dispose of any of the Consideration Shares at any time unless the Consideration Shares are (a) registered under the Securities Act, or (b) offered, sold or otherwise disposed of in compliance with an exemption from the registration requirements of the Securities Act (as evidenced by an opinion of counsel reasonably satisfactory to the Buyer that such an exemption is available to the Sellers).

9.8	The Sellers understand and agree that the certificates for the Consideration Shares will bear a restrictive legend stating that transfer of the Consideration Shares is prohibited except in accordance with the provisions of this agreement and the TOG Shareholders Agreement and that the Buyer is entitled to refuse to register any transfer of the Consideration Shares not made in accordance with the provisions of this agreement and the TOG Shareholders Agreement.

10.	RESTRICTIONS ON BUYER

The provisions of Schedule 12 shall apply with effect from the Completion Date.

11.	RESTRICTIONS ON SELLERS

11.1	Each of the Management Sellers severally covenants with the Buyer that he shall not:
11.1.1	at any time during the period of three years beginning with the Completion Date, in any geographic areas in which any business of the Company was carried on at the Completion Date, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Business as the Business was carried on at the Completion Date; or

11.1.2	at any time during the period of three years beginning with the Completion Date, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company; or

11.1.3	at any time during the period of three years beginning with the Completion Date:
(a)	offer employment to, enter into a contract for the services of, or attempt to entice away from the Company, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or indirectly engaged in an executive or managerial position with the Company; or

(b)	procure or facilitate the making of any such offer or attempt by any other person; or
11.1.4	at any time after Completion, use in the course of any business:
(a)	the words “3S” or “Security Support Solutions”; or

(b)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Company; or

(c)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo.
11.2	The covenants in this clause 11 are intended for the benefit of the Buyer and the Company and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers’ own behalf, on behalf of any other person or jointly with any other person.

11.3	Nothing in this clause 11 prevents the Sellers or any of them from holding for investment purposes only:
11.3.1	any units of any authorised unit trust; or

11.3.2	not more than 1% of any class of shares or securities of any company traded on the Official List or the AIM market of London Stock Exchange plc, on any Recognised Stock Exchange or on any other internationally recognised stock exchange.
11.4	Each of the covenants in this clause 11 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 11. Each of the covenants in this clause 11 is considered fair and reasonable by the parties. If any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

11.5	The consideration for the undertakings contained in this clause 11 is included in the Consideration.

12.	SELLERS’ REPRESENTATIVE

Each Seller hereby irrevocably and unconditionally agrees that:

12.1	the Buyer shall be entitled to treat any consent, agreement, notice or other communication (a “Seller Communication”) given to the Buyer by the Sellers’ Representative in respect of any matter arising under this agreement as having been given by all of the Sellers;

12.2	the content of any such Seller Communication shall be binding on all of the Sellers as if it had been given by each Seller individually; and

12.3	the Buyer shall not be required to make any investigation as to whether or not each of the Sellers has approved any Seller Communication.

13.	CONFIDENTIALITY AND ANNOUNCEMENTS

13.1	Each of the Sellers severally undertakes to the Buyer to keep confidential the terms of this agreement and all information that they have acquired about the Company and the Buyer’s Group (as such Group is constituted immediately before Completion) and to use the information only for the purposes contemplated by this agreement.

13.2	Each party to this agreement does not have to keep confidential or to restrict its use of:
13.2.1	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this agreement; or

13.2.2	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it has acquired free from any obligation of confidence to any other person.
13.3	Any party may disclose any information that it is otherwise required to keep confidential under this clause 13:

13.3.1	to such professional advisers, consultants and employees or officers of its Group as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, if the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

13.3.2	with the written consent of the other parties; or

13.3.3	with the written consent of one party, if such information relates only to that party; or

13.3.4	to confirm that Completion has taken place and the Completion Date (but without otherwise revealing any other terms of the Transaction or making any other announcement);

13.3.5	to the extent that the disclosure is required:
(a)	by law; or

(b)	by a regulatory body, Taxation Authority or securities exchange; or

(c)	to make any filing with, or obtain any authorisation from, a regulatory body, Taxation Authority or securities exchange; or

(d)	under any arrangements in place under which negotiations relating to terms and conditions of employment are conducted; or

(e)	to protect the disclosing party’s interest in any legal proceedings, but shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the timing and content of any disclosure before making it.

13.4	Each party shall supply any other party with any information about itself, its Group or this agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject.

14.	FURTHER ASSURANCE

The Sellers shall (at the Buyer’s expense, save where provided otherwise in this agreement) promptly execute and deliver all such documents, and do all such things, as the Buyer may reasonably require from time to time for the purpose of giving full effect to the provisions of this agreement.

15.	ASSIGNMENT

15.1	Except as provided otherwise in this agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.

15.2	Each party that has rights under this agreement is acting on its own behalf.

15.3	The Buyer may assign its rights, but not its obligations, under this agreement (or any document referred to in this agreement) to any member of its Group or to any person to whom it transfers the Sale Shares provided that, following any such assignment, the liability of the Sellers under this agreement shall not in any circumstances be greater than if no such assignment had taken place.

15.4	If there is an assignment:
15.4.1	the Sellers may discharge their obligations under this agreement to the assignor until they receive notice of the assignment; and

15.4.2	the assignee may enforce this agreement as if it were a party to it, but the Buyer shall remain liable for any obligations under this agreement.
16.	WHOLE AGREEMENT

16.1	This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

16.2	Nothing in this clause 16 operates to limit or exclude any liability for fraud.

17.	VARIATION AND WAIVER

17.1	Any variation of this agreement shall be in writing and signed by or on behalf of the parties.

17.2	Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given, and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

17.3	A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

17.4	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

17.5	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

17.6	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

18.	COSTS

Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

19.	NOTICE

19.1	A notice given under this agreement:
19.1.1	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

19.1.2	shall be sent for the attention of the person, and to the address or fax number, specified in this clause 19 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 19); and

19.1.3	shall be:
(a)	delivered personally; or

(b)	sent by fax; or

(c)	sent by pre-paid first-class post or recorded delivery; or

(d)	(if the notice is to be served outside the country from which it is sent) sent by reputable international overnight courier service.
19.2	Any notice to be given to or by all or some only of the Sellers under this agreement is deemed to have been properly given if it is given to or by the Sellers’ Representative at the address and fax number set out in clause 19.3.

19.3	The addresses for service of notice are:

Sellers’ Representative

David Richard Painter
Flagpole Cottage, Jackass Lane, Tandridge, Surrey RH8 9NH
Fax number: +44 (20) 7793 0533

The Buyer

The O’Gara Group Inc.
7870 East Kemper Road, Suite 460, Cincinnati, Ohio, USA 45249
for the attention of: Wilfred T. O’Gara
fax number: +1 (513) 489-1825

19.4	A notice is deemed to have been received:
19.4.1	if delivered personally, at the time of delivery; or

19.4.2	in the case of fax, at the time of transmission; or

19.4.3	in the case of pre-paid first class post or recorded delivery, two Business Days from the date of posting; or

19.4.4	in the case of reputable international overnight courier service, three Business Days from the date of delivery to such courier; or

19.4.5	if deemed receipt under the previous paragraphs of this clause 19.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.
19.5	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post or reputable international overnight courier service, that the envelope containing the notice was properly addressed and posted (or in the case of courier service, delivered to such courier).

20.	INTEREST ON LATE PAYMENT

20.1	Where a sum is required to be paid under this agreement (other than under the Tax Covenant) but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment).

20.2	The rate of interest shall be 3% per annum above the base lending rate for the time being of US Bank, NA, Cincinnati, Ohio. Interest shall accrue on a daily basis and be compounded quarterly.

20.3	This clause 20 is without prejudice to any claim for interest under the law.

21.	SEVERANCE

21.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

21.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

22.	AGREEMENT SURVIVES COMPLETION

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

23.	THIRD PARTY RIGHTS

23.1	Subject to clause 23.2, this agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

23.2	The following provisions are intended to benefit future buyers of the Sale Shares from the Buyer and, where it is identified in the relevant clauses, the Company, and shall be enforceable by it to the fullest extent permitted by law:
23.2.1	clause 5 and Schedule 4, subject to clause 6;

23.2.2	clause 7 and Schedule 5;

23.2.3	clause 8;

23.2.4	clause 11;

23.2.5	clause 12; and

23.2.6	clause 20.
23.3	Each of the parties represents to the others that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this agreement are not subject to the consent of any person that is not a party to this agreement.

24.	SUCCESSORS

The rights and obligations of the Sellers and the Buyer under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.

25.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

26.	LANGUAGE

If this agreement is translated into any language other than English, the English language text shall prevail.

27.	GOVERNING LAW AND JURISDICTION

27.1	This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

27.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement.
AS WITNESS the hands of the parties on the day and the year first stated above.

Execution Page

Signed by
DAVID RICHARD PAINTER	/s/ David Richard Painter

Signed by
LEE MICHAEL WARES	/s/ Lee Michael Wares

Signed for and on behalf of
SUNRISE LIMITED by its duly authorised representative	/s/ David Richard Painter Director
Print name David Richard Painter
Signed for and on behalf of
THE O’GARA GROUP, INC. by its duly authorised representative	/s/ Steven P. Ratterman Duly authorised Officer
Print name Steven P. Ratterman

     Note: The registrant has omitted the following schedules, exhibits and similar attachments to this agreement pursuant to Item 601(b)(2) of Regulation S-K and agrees to furnish supplementally a copy of any omitted schedule, exhibit or similar attachment to the Securities and Exchange Commission upon request.
SCHEDULE 1 — Particulars of the Sellers and apportionment of the Consideration
SCHEDULE 2 — Particulars of the Company
SCHEDULE 3 — Completion
Part 1 — What the Sellers shall deliver to the Buyer at Completion
Part 2 — Matters for the board meetings at Completion
SCHEDULE 4 — Warranties
Part 1 — General Warranties
Part 2 — Tax Warranties
SCHEDULE 5 — Tax Covenant
SCHEDULE 6 — Intellectual Property Rights
Part 1 — Registered Intellectual Property Rights
Part 2 — Material Unregistered Intellectual Property Rights
Part 3 — Intellectual Property Rights licensed from third parties
Part 4 — Intellectual Property Rights licensed to third parties
SCHEDULE 7 — Information Technology
Part 1 — Particulars of the IT System
Part 2 — Particulars of the IT Contracts
SCHEDULE 8 — Particulars of the Property
SCHEDULE 9 — Earn Out Consideration
SCHEDULE 10 — Determination of Pre-Tax Profits
SCHEDULE 11 — Transaction Documents
SCHEDULE 12 — Restrictions on Buyer
SCHEDULE 13 — Sellers’ Security Obligations
SCHEDULE 14 — Escrow arrangements
SCHEDULE 15 — Employees and Consultants